April 14, 2011
Mr. Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. N.E.
Washington, DC 20549-4628

Re:	SEC Comment Letter Dated March 31, 2011 Peabody Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No. 1-16463
Dear Mr. Shannon:
     In response to the Staff’s comment, we offer the following:
Form 10-K for the Year Ended December 31, 2010
Note 22 — Segment Information, page F-58
1.	We note that approximately 37% of your revenues for the year ended December 31, 2010 were generated by the Australian Mining segment. We also note that you continually adjust your business to focus on the highest-growth regions in the Asia-Pacific and U.S. markets. Please tell us how you considered providing the disclosures required by ASC 280-10-50-41 through 42.
Response
     We acknowledge the 2010 revenue growth from our Australian Mining segment and that expectations are for our revenues outside the U.S. to continue to grow. As noted by the Staff, 37% of our total revenues relate to the foreign Australian Mining segment and our segment disclosure notes “The business of the Company’s Australian Mining Segment is the mining of various qualities of low-sulfur, high Btu coal (metallurgical coal) as well as thermal coal primarily sold to an international customer base with a portion sold to Australian steel producers

Mr. Mark C. Shannon
Securities and Exchange Commission
April 14, 2011

and power generators,” — which we believe provides the most meaningful indication of our foreign revenues consistent with ASC 280-10-50-41.
     We have not traditionally experienced any significant dependence or repeated concentration of mining segment revenues attributable to an individual foreign country based on the destination of the coal we sell. The revenue for individual foreign countries is spread across 15 different countries which are served principally by our Australian Mining segment. Regarding these 15 countries, the top five foreign countries are the same for 2010 and 2009 constituting 25.9% and 21.5% of our total revenues for 2010 and 2009, respectively. No individual country exceeded 50% of the top five foreign country revenue base. We expect revenue from individual foreign countries will vary by year based on the demand for electricity, the demand for steel, the strength of the global economy and several other factors including those specific to each country. As an indication of these variances, Japan made up the largest amount of our foreign revenue based on destination totaling 10.6% in 2010 and approximately 9.1% in 2009. The next largest foreign country was India accounting for 4.8% of our revenue in 2010 and approximately 3.7% in 2009. We expect that we will continue to experience annual variations related to revenues attributable to individual countries. We monitor this information to determine if additional disclosure is warranted should any individual country become consistently material to our annual revenue base, and we understand that disclosures for revenues attributable to individual foreign countries may be called for in future periods.
     ASC 280-10-50-42 relates to information about major customers and the extent of a company’s reliance on its major customers. Specifically, if revenues from transactions with a single external customer, including groups of contracts/entities under common control, amount to 10% or more of a public entity’s revenues, the public entity shall disclose that fact, the total amount of revenues from each such customer and the identity of the segment or segments reporting the revenues. We do not have any single customer that exceeds the 10% threshold. For the year ended December 31, 2010, our largest single customer was 8.4% of our total revenue base, generating revenue of approximately $575 million derived from over 20 separate contracts with the single customer and its related entities. Accordingly, we do not believe additional disclosure is warranted under ASC 280-10-50-42. We will continue to monitor customer revenues and provide the major customer information should it become necessary.
* * * * * * * * * * *
     In connection with responding to the Staff’s comments, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your consideration of these comments; please do not hesitate to contact me should you need additional clarification.

Sincerely,
/s/ Michael C. Crews
Michael C. Crews
Executive Vice President and Chief Financial Officer